Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

February 4, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:Tidal ETF Trust (the “Trust”)
    File Nos. 333-227298, 811-23377
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 79 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0000894189-21-009123) on December 23, 2021 for the purpose of registering shares of Pinnacle Sherman Breakaway ETF (the “Fund”) as a new series of the Trust. The Amendment relates solely to the Fund. No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or require further information, please contact Kent Barnes of U.S. Bank Global Fund Services, the Trust’s Sub-Administrator, at kent.barnes@usbank.com.

Sincerely,

/s/ Eric W. Falkeis

Eric W. Falkeis
President, Trustee, Chairman, and Secretary
Tidal ETF Trust